Exhibit 3.1

AMENDMENT NO. 2 TO

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

MAGELLAN GP, LLC

This Amendment No. 2 (this “Amendment”) to the Third Amended and Restated Limited Liability Company Agreement (as amended, the “Agreement”) of Magellan GP, LLC (the “Company”), effective as of January 25, 2022, is adopted, executed and agreed to by Magellan Midstream Partners, L.P., a Delaware limited partnership, as sole member of the Company (the “Member”), pursuant to Section 13.05 of the Agreement. Capitalized terms used but not defined herein are used as defined in the Agreement.

WHEREAS Section 13.05 of the Agreement provides that the Agreement may only be amended by a written instrument executed by the Member.

NOW, THEREFORE, the Agreement is hereby amended as follows:

1. Section 8.03 of the Agreement is amended and restated in its entirety as follows:

Section 8.03 Chairman of the Board; Chief Executive Officer and President

(a) The Chairman of the Board shall preside at all meetings of the Limited Partners pursuant to Article VII, the Members and the Board, and may be the Chief Executive Officer and President of the Company or any independent Director of the Board. The Directors also may elect a Vice-Chairman to act in the place of the Chairman upon the Chairman’s absence or inability to act.

(b) Subject to the control of the Board,the Chief Executive Officer and President shall be responsible for the general management of the affairs of the Company and shall perform all duties incidental to such person’s office which may be required by law and all other duties as are properly required of such person by the Board. The Chief Executive Officer and President shall make reports to the Board and the Members and shall see that all orders and resolutions of the Board and of any committee thereof are carried into effect.
2. Except as hereby amended, the Agreement shall remain in full force and effect.

3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

4. Each provision of this Amendment shall be considered severable, and, if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first set forth above.

MEMBER:

Magellan Midstream Partners, L.P.

By: Magellan GP, LLC, its general partner

By: /s/ Michael N. Mears
Name: Michael N. Mears
Title: Chief Executive Officer and President